FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2009.

Total number of pages: 22

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009 (Unaudited)
FROM APRIL 1, 2009 TO SEPTEMBER 30, 2009 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009 (Unaudited)
FROM APRIL 1, 2009 TO SEPTEMBER 30, 2009
CONSOLIDATED
Released on October 26, 2009

NIDEC CORPORATION
Date of Directors’ meeting for financial results: October 26, 2009

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

(from April 1 to September 30)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions
	(except for per share amounts)
	Six months ended September 30
	2009	2008
Net sales	¥268,743	¥363,276
Ratio of change from the same period of previous fiscal year.	(26.0)%	2.7%
Operating income	28,321	40,778
Ratio of change from the same period of previous fiscal year.	(30.5)%	18.9%
Income from continuing operations before income taxes	22,474	43,379
Ratio of change from the same period of previous fiscal year.	(48.2)%	36.5%
Net income attributable to Nidec Corporation	13,788	27,840
Ratio of change from the same period of previous fiscal year.	(50.5)%	36.8%
Net income attributable to Nidec Corporation per share -basic	¥98.99	¥192.06
Net income attributable to Nidec Corporation per share -diluted	¥98.99	¥186.56

Note: “Net income attributable to Nidec Corporation” has been prepared on the same basis as “Net income” presented in our prior interim financial statements (U.S. GAAP) (unaudited) for quarterly periods up to the fiscal year ended March 31, 2009.

(2) Consolidated Financial Position (unaudited)

	Yen in millions
	(except for per share amounts)
	September 30, 2009	March 31, 2009
Total assets	¥624,698	¥702,884
Nidec Corporation shareholders’ equity	300,616	297,148
Nidec Corporation shareholders’ equity to total assets	48.1%	42.3%
Nidec Corporation shareholders’ equity per share	¥2,158.18	¥2,133.27

2. Dividends (unaudited)

	Yen
	Year ending	Year ended
	March 31, 2010	March 31, 2009
	(target) *	(actual)
Interim dividend per share.	¥ 25.00	¥30.00
Year-end dividend per share	25.00 **	30.00
Annual dividend per share.	¥ 50.00 **	¥60.00

Notes:

* Revision of previously announced dividend target amounts during this reporting period: None.

** Represents target year-end and annual dividends per share.

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2010)

Yen in millions
(except for per share amounts)
Net sales	¥570,000
Operating income	58,000
Income from continuing operations before income taxes	55,000
Net income attributable to Nidec Corporation	35,000
Net income attributable to Nidec Corporation per share-basic	¥251.27

Note: Financial forecasts for the year ending March 31, 2010 have been revised from those previously announced on July 24, 2009.

4. Others

(1)	Change in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period: None

(2)	Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

Note: Please refer to “4. Others” of “Qualitative Information and Financial Statements” on page 10 for detailed information.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

Note: Please refer to “4. Others” of “Qualitative Information and Financial Statements” on page 10 for detailed information.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2009

145,075,080 shares at March 31, 2009

2. Number of treasury stock at the end of each period:

5,783,477 shares at September 30, 2009

5,782,871 shares at March 31, 2009

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,291,763 shares for the six months ended September 30, 2009

144,953,874 shares for the six months ended September 30, 2008

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

(1) Overview of the First Half of Fiscal Year Ending March 31, 2010

Consumption in some industries slowly recovered in the first half of fiscal year ending March 31, 2010 as a result of various stimulus measures implemented by governments of major economies in response to the global economic crisis that began in the second half of the previous fiscal year. However, with capital investments by companies and stock prices remaining low and unemployment rates continuing to be high, the harsh environment in the overall economy persisted. In terms of the markets in which we operate, the electronic components market, where inventory levels appeared to be mostly adjusted, saw signs of recovery in demand mainly for electronic components for consumer products, but the business environment remained difficult in markets for components for industry products since corporate spending remained at low levels. In such business environment, we implemented various group-wide measures under the slogan “Fight the Crash”, in this first half of the current fiscal year and, regarding the economic crisis as an opportunity for us to reform the Company and improve our profitability, implemented a group-wide program designed to improve our profit ratio called WPR™ (Double Profit Ratio = profit ratio-doubling) project which resulted in improved profitability while avoiding reductions in force. Concurrently, we also focused on increasing sales by developing new markets based on four key concepts ((1) lower energy consumption, (2) environmental friendliness, (3) lighter, thinner, shorter and smaller products, and (4) lower prices.).

As a result of these efforts;
1)	Our operating income for the six months ended September 30, 2009 (“this first half”) was approximately ¥28,300 million, which is nearly double the forecast of ¥15,000 million we originally announced on April 24, 2009 (and subsequently revised to ¥20,000 million on July 24, 2009). Reflecting the weak economy, however, our net sales for this first half decreased approximately 26% compared to the six months ended September 30, 2008 (“the previous first half”), and our operating income for this first half decreased approximately 30.5% compared to the previous first half.

2)	Under the WPR™project, we achieved the following:

i)	Our operating income ratios (operating income to net sales) for this first half and the three months ended September 30, 2009 were 10.5% and 12.4%, respectively.

ii)	Operating income ratio relating to small precision motors for this first half increased 2.6 percentage points to 16.5% compared to the previous first half. Operating income ratio relating to small precision motors for the three months ended September 30, 2009 also increased 3.3 percentage points to 18.0% compared to the three months ended June 30, 2009. Both of these operating income ratios represent improvements from our highest operating income ratio relating to small precision motors of 14.7%, which was recorded for the three months ended June 30, 2009. These improvements in our operating income ratio relating to small precision motors contributed to improving our operating income ratio on a consolidated basis, exceeding our targets set under the WPR™ project (“WPR™ Guidelines”) for the two consecutive quarterly reporting periods ended September 30, 2009.

iii)	All six listed Nidec Group companies, i.e. Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Servo, and Nidec-Read Corporation achieved their respective operating income ratio previously announced targets for this first half.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.
WPR™ is a trademark of NIDEC CORPORATION in Japan.
WPR ©Shigenobu Nagamori NIDEC CORPORATION 2008

(2) Consolidated operating results

<Operating results for the six months ended September 30, 2009>

Net sales decreased ¥94,533 million, or 26.0%, to ¥268,743 million for the six months ended September 30, 2009 (“this first half”) compared to the same period of the previous fiscal year (“the previous first half”). Operating income decreased ¥12,457 million, or 30.5%, to ¥28,321 million for this first half compared to the previous first half. This decrease was mainly due to decreases in operating income relating to machinery, electronic and optical components, and mid-size motors which in the aggregate accounted for approximately 93% of the total amount of the decrease in our operating income. Income from continuing operations before income taxes decreased ¥20,905 million, or 48.2%, to ¥22,474 million for this first half compared to the previous first half. This decrease was mainly due to approximately ¥5,700 million of foreign exchange loss for this first half as compared to ¥2,700 million of foreign exchange gain for the previous first half. Net income attributable to Nidec Corporation decreased ¥14,052 million, or 50.5%, to ¥13,788 million for this first half compared to the previous first half, mainly due to a decrease in income from continuing operations before income taxes described above.

(Net sales by product categories)

Small precision motors-

Net sales of small precision motors decreased approximately ¥31,500 million, or 17%, to ¥158,401 million for this first half compared to the previous first half. Sales of spindle motors for hard disk drives (“HDDs”) decreased approximately 11% for this first half compared to the previous first half mainly due to an approximately 10% appreciation of the Japanese yen on average against the U.S. dollar between the relevant periods and a decrease in the average unit price on a U.S. dollar basis of approximately 8%. Meanwhile, unit shipments of our spindle motors increased approximately 8% compared to the previous first half. Customer demand for our spindle motors for HDDs significantly increased for this first half compared to the previous first half, with our unit shipments of spindle motors for 2.5-inch HDDs increasing approximately 19%. Total of sales of other small precision brushless DC motors and brushless DC fans decreased approximately 23% for this first half compared to the previous first half. Sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries decreased approximately 16%, while unit shipments of other small precision brushless DC motors increased approximately 2% for this first half as compared to the previous first half. This 16% of sales decrease was mainly due to an approximately 10% appreciation of the Japanese yen on average against the U.S. dollars between the relevant periods and 9% decrease in the average unit price on a U.S. dollar basis. Sales of brushless DC fans decreased approximately 27% as compared to the previous first half. This decrease was mainly due to a decrease in unit shipments of approximately 12% and a decrease in the average unit price of our brushless DC fans which resulted from the appreciation of the Japanese yen against the U.S. dollar and changes in our product mix.

Operating income related to small precision motors decreased approximately ¥400 million, or 1%, to ¥26,103 million for this first half compared to the previous first half. As a result of our efforts to improve cost efficiency and to increase our own manufacturing capacity for components used in our small precision motors and motors for optical disk drives by Nidec Corporation and its direct-line subsidiaries, the decrease in operating income was relatively small compared to the decrease in sales of small precision motors.

Operating income ratio (operating income to net sales) related to small precision motors increased 2.6% to 16.5% for this first half as compared to the previous first half. On the basis of the three months ended September 30, 2009 compared to the three months ended June 30, 2009, operating income ratio also increased 3.3%. Our operating income ratio for small precision motors was 18.0% for the three months ended September 30, 2009, which represents an improvement from our highest operating income ratio of 14.7% recorded for the three months ended June 30, 2009.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥15,800 million, or 33%, to ¥31,831 million for this first half compared to the previous first half. This was mainly due to a 40% decrease in sales of mid-size motors manufactured by Nidec Motors & Actuators resulting primarily from the appreciation of the Japanese yen against the U.S. dollar and the Euro and from the negative effects of the global economic downturn, and to a 33% decrease in sales of mid-size motors for home appliances, such as air conditioners, and industrial use, resulting primarily from the appreciation of the Japanese yen against the U.S. dollar and the Euro. Sales of mid-size motors for power steering for automobiles decreased 14% for this first half compared to the previous first half. We recorded an operating loss of ¥859 million for this first half as compared to an operating income of ¥1,191 million for the previous first half. This change was mainly due to a decrease in sales and the appreciation of the Japanese yen against the Euro. For this first half, an increase in our research and developments expenses for mid-size motors for electric vehicles (“EV”) and hybrid electric vehicles (“HEV”), and an increase in our investments in anticipation of a shift in demand for brushless mid-size motors, has had a negative impact on our operating income relating to mid-size motors. However, the operating income relating to mid-size motors for home appliance and industrial use for the first half remained positive.

Machinery-

Net sales of machinery decreased approximately ¥21,800 million, or 56%, to ¥16,898 million for this first half compared to the previous first half, representing the largest rate of decrease among all of our product categories. This decrease was mainly due to decreases in sales at Nidec Sankyo of such products as LCD panel handling robots and card readers, and at Nidec Copal, Nidec-Read, Nidec-Shimpo and Nidec-Kyori, amounting to approximately ¥10,000 million, ¥3,100 million, ¥3,100 million, ¥2,400 million and ¥1,800 million, respectively. As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business, which we conducted through Nidec Tosok. All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations. Net sales of the discontinued operations for this first half and the previous first half were ¥604 million and ¥1,944 million, respectively. Operating income related to machinery decreased approximately ¥5,600 million, or 90%, to ¥617 million for this first half compared to the previous first half, although Nidec Sankyo and Nidec-Read recorded operating income for this first half.

Electronic and optical components-

Net sales of electronic and optical equipments decreased approximately ¥22,200 million, or 31%, to ¥49,278 million for this first half compared to the previous first half. This decrease was mainly due to an approximately 30% decrease in sales of shutter and lens unit for digital cameras and mobile phones by Nidec Copal and an approximately 32% decrease in sales of electronic components by Nidec Copal Electronics, for this first half. Net sales of plastic-mold products by Nidec Nissin and components for amusement machines by Nidec Pigeon, both of which are Nidec Sankyo’s subsidiaries, also significantly decreased for this first half as compared to the previous first half. Operating income related to electronic and optical components decreased approximately ¥3,900 million, or 53%, to ¥3,523 million for this first half as compared to the previous first half.

Other products-

Net sales of other products decreased approximately ¥3,200 million, or 21%, to ¥12,335 million for this first half as compared to the previous first half. This decrease was mainly due to approximately ¥1,200 million and ¥1,100 million, or 12% and 44%, of sales decreases in automobile parts by Nidec Tosok and pivot assemblies of parts for hard disk drive spindle motors for this first half compared to the previous first half, respectively. Operating income related to other products decreased approximately ¥600 million, or 42%, to ¥816 million for this first half as compared to the previous first half.

<Operating results for the three months ended September 30, 2009 compared to the three months ended June 30, 2009>

Our net sales for the three months ended September 30, 2009 increased approximately ¥21,800 million, or 18%, to ¥145,257 million compared to the three months ended June 30, 2009. Our operating income for the three months ended September 30, 2009 increased approximately ¥7,800 million, or 75%, to ¥18,037 million compared to the three months ended June 30, 2009. Our operating income ratio for the three months ended September 30, 2009 was 12.4%, which exceeded our operating income ratio of 11.8% for the three months ended September 30, 2008. This increase was mainly due to an improvement in our profitability under the WPR™ project.

Net sales in all product categories for the three months ended September 30, 2009 increased compared to the three months ended June 30, 2009. Net sales related to small precision motors for the three months ended September 30, 2009 increased approximately ¥13,900 million, or 19%, which accounted for approximately 64% of the total sales increase compared to the three months ended June 30, 2009. In addition, net sales related to electronic and optical components, and machinery, for the three months ended September 30, 2009 increased approximately ¥4,700 million and ¥1,700 million, or 21% and 22%, respectively, compared to the three months ended June 30, 2009.

Operating income in all product categories for the three months ended September 30, 2009 also increased compared to the three months ended June 30, 2009. Operating income related to small precision motors for the three months ended September 30, 2009 increased approximately \4,800 million, or 45%, compared to the three months ended June 30, 2009, accounting for over 60% of the total increase in our operating income on a consolidated basis. Operating income related to electronic and optical components for the three months ended September 30, 2009 increased approximately ¥1,800 million, or 213%, compared to the three months ended June 30. 2009, accounting for approximately 23% of the total increase in operating income on a consolidated basis.

Income from continuing operations before income taxes increased approximately ¥5,000 million to ¥13,724 million for the three months ended September 30, 2009 compared to the three months ended June 30, 2009 due to the increase in operating income, which more than offset an approximately ¥3,600 million increase in foreign exchange losses from approximately ¥1,100 million for the three months ended June 30, 2009 to ¥4,700 million for the three months ended September 30, 2009, resulting from an approximately 6-yen appreciation of Japanese yen on average against the U.S. dollar between June 30, 2009 and September 30, 2009. Our net income attributable to Nidec Corporation increased approximately ¥2,200 million to ¥7,969 million for the three months ended September 30, 2009 as compared to the three months ended June 30, 2009.

2. Qualitative information on the financial conditions (consolidated)

Total assets decreased approximately ¥78,200 million as of September 30, 2009 from March 31, 2009. This decrease was mainly due to an approximately ¥81,600 million decrease in cash and cash equivalents, which partially offset by an approximately ¥13,500 million increase in trade accounts receivables.

With respect to liabilities, short-term borrowings as of September 30, 2009 decreased approximately ¥96,100 million, while trade notes and accounts payable as of September 30, 2009 increased approximately ¥13,800 million from March 31, 2009.

Regarding Nidec Corporation shareholders’ equity, retained earnings as of September 30, 2009 increased approximately ¥9,600 million, while foreign currency translation adjustment as of September 30, 2009 decreased approximately ¥7,600 million, from the respective amounts as of March 31, 2009.

Nidec Corporation shareholders’ equity was approximately \300,600 million, and Nidec Corporation shareholders’ equity to total assets was 48.1%.

<Overview of Cash Flow>

Cash flow from operating activities for this first half was an inflow of ¥47,642 million. Compared to the previous first half, the cash inflow from operating activities increased ¥11,900 million. This increase was mainly due to the positive effect of fluctuations in operating assets and liabilities of approximately ¥20,800 million and foreign currency adjustments of approximately ¥7,500 million, although consolidated net income before net income attributable to noncontrolling interests decreased approximately ¥17,200 million for this first half compared to the previous first half.

Cash flow from investing activities for this first half was an outflow of ¥14,890 million. Compared to the previous first half, the cash outflow decreased approximately ¥10,000 million mainly due to a decrease in additions to property, plant and equipment of approximately ¥8,000 million, while acquisitions of business, net of cash acquired, increased approximately ¥1,800 million as compared to the previous first half.

Cash flow from financing activities for this first half was an outflow of ¥107,082 million, compared to a cash inflow of ¥1,714 million for the previous first half. The cash outflow for this first half was mainly due to a decrease in short-term borrowings of approximately ¥113,200 million as compared to the previous first half.

The balance of cash and cash equivalents as of September 30, 2009 was ¥119,411 million, a decrease of ¥81,555 million from March 31, 2009.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

Our operating income ratio for the three months ended September 30, 2009 was 12.4%, an increase from 11.8% for the three months ended September 30, 2008. With respect to our results of operation for this first half, sales of Nidec Group’s core product categories, small precision motors and electronic and optical components, increased. In terms of operating income, our operating income for this first half significantly exceeded our previously announced forecast due primarily to our efforts to improve profitability under the WPR™ project.

Although uncertainties surrounding the business environment still remain for the six months ending March 31, 2010, we have revised our previous forecasts announced in July 2009, based on the foregoing and other factors, upward reflecting in large part only the amounts in which our actual results exceeded our targets for the first half, as follows;
Forecast of consolidated results for the full year ending March 31, 2010

Net sales	¥570,000 million	(Down 6.7% over the previous fiscal year)
Operating income	¥58,000 million	(Up 11.5% over the previous fiscal year)
Income from continuing operations before income taxes	¥55,000 million	(Up 16.4% over the previous fiscal year)
Net income attributable to Nidec Corporation	¥35,000 million	(Up 23.4% over the previous fiscal year)

Note:

The exchange rate used for the preparation of the foregoing forecasts is US$1 = ¥90. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate.

4. Others

(1)	Change in number of significant subsidiaries during this period (due to change in the scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate .

(3)	Changes in accounting method in this period: Yes

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, “Generally Accepted Accounting Principles” (Formerly Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162”). ASC 105 replaces SFAS No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 805, “Business Combinations” (Formerly SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any material businesses for the six months ended September 30, 2009. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (Formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations.

5. Consolidated Financial Statements (U.S. GAAP)
(1)	Consolidated Balance Sheets

Assets (unaudited)

	Yen in millions
	September 30, 2009		March 31, 2009		Increase or decrease	September 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥119,411		¥200,966		¥(81,555)	¥114,196
Trade notes receivable	8,337		11,663		(3,326)	16,141
Trade accounts receivable	125,036		111,548		13,488	164,166
Inventories:
Finished goods	24,709		26,521		(1,812)	35,420
Raw materials	14,313		13,004		1,309	20,560
Work in progress	12,973		14,567		(1,594)	18,835
Project in progress	900		1,124		(224)	1,296
Supplies and other	3,010		2,259		751	2,365
Other current assets	17,560		20,364		(2,804)	21,424

Total current assets	326,249	52.2	402,016	57.2	(75,767)	394,403	55.1

Investments and advances:
Marketable securities and other securities investments	15,997		13,344		2,653	14,254
Investments in and advances to affiliated companies	603		1,549		(946)	1,728

Total investments and advances	16,600	2.7	14,893	2.1	1,707	15,982	2.2

Property, plant and equipment:
Land	39,667		39,386		281	39,824
Buildings	118,330		112,934		5,396	113,849
Machinery and equipment	251,788		255,887		(4,099)	274,005
Construction in progress	8,610		11,835		(3,225)	13,528

Sub-total	418,395	67.0	420,042	59.8	(1,647)	441,206	61.7
Less — Accumulated depreciation	(233,501)	(37.4)	(230,357)	(32.8)	(3,144)	(236,738)	(33.1)

Total property, plant and equipment	184,894	29.6	189,685	27.0	(4,791)	204,468	28.6
Goodwill	71,609	11.5	71,060	10.1	549	74,022	10.3
Other non-current assets	25,346	4.0	25,230	3.6	116	26,863	3.8
Total assets	¥624,698	100.0	¥702,884	100.0	¥(78,186)	¥715,738	100.0

Liabilities and Shareholders’ Equity (unaudited)

	Yen in millions
	September 30, 2009		March 31, 2009		Increase or decrease	September 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥125,278		¥221,342		¥(96,064)	¥82,816
Current portion of long-term debt	1,496		1,883		(387)	28,525
Trade notes and accounts payable	84,164		70,398		13,766	128,577
Other current liabilities	27,718		24,120		3,598	36,988

Total current liabilities	238,656	38.2	317,743	45.2	(79,087)	276,906	38.7

Long-term liabilities:
Long-term debt	2,281		2,578		(297)	3,105
Accrued pension and severance costs	15,409		15,684		(275)	14,867
Other long-term liabilities	10,059		9,192		867	12,235

Total long-term liabilities	27,749	4.4	27,454	3.9	295	30,207	4.2
Total liabilities	266,405	42.6	345,197	49.1	(78,792)	307,113	42.9

Equity:
Common stock	66,551	10.7	66,551	9.5	—	66,551	9.3
Additional paid-in capital	69,221	11.1	69,162	9.8	59	69,162	9.7
Retained earnings	222,564	35.6	212,955	30.3	9,609	216,793	30.3
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(33,934)		(26,324)		(7,610)	(11,601)
Unrealized gains (losses) from securities, net of reclassification adjustments	990		(417)		1,407	485
Pension liability adjustments	(717)		(723)		6	468

Total accumulated other comprehensive income (loss)	(33,661)	(5.4)	(27,464)	(3.9)	(6,197)	(10,648)	(1.6)
Treasury stock, at cost	(24,059)	(3.9)	(24,056)	(3.4)	(3)	(293)	(0.0)

Total Nidec Corporation shareholders’ equity	300,616	48.1	297,148	42.3	3,468	341,565	47.7
Noncontrolling interests	57,677	9.3	60,539	8.6	(2,862)	67,060	9.4

Total equity	358,293	57.4	357,687	50.9	606	408,625	57.1

Total liabilities and equity	¥624,698	100.0	¥702,884	100.0	¥(78,186)	¥715,738	100.0

Note: NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 810, “Consolidation” (formerly Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). Noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Figures as of September 30, 2008 and March 31, 2009 have been retrospectively reclassified.

(2) Condensed Consolidated Statements of Income

1. Results for the six months ended September 30 (unaudited)

	Yen in millions
					Increase or		Year ended
	Six months ended September 30				decrease		March 31, 2009
	2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%

Net sales	¥268,743	100.0	¥363,276	100.0	¥(94,533)	(26.0)	¥610,803	100.0
Cost of products sold	205,228	76.4	280,691	77.3	(75,463)	(26.9)	480,475	78.7
Selling, general and administrative expenses	23,433	8.7	27,286	7.5	(3,853)	(14.1)	51,488	8.4
Research and development expenses	11,761	4.4	14,521	4.0	(2,760)	(19.0)	26,825	4.4

Operating expenses	240,422	89.5	322,498	88.8	(82,076)	(25.5)	558,788	91.5

Operating income	28,321	10.5	40,778	11.2	(12,457)	(30.5)	52,015	8.5
Other income (expenses):
Interest and dividend income	377		1,265		(888)		2,536
Interest expenses	(395)		(707)		312		(1,403)
Foreign exchange (loss) gain, net	(5,703)		2,676		(8,379)		(3,683)
Gain (loss) from marketable securities, net	240		(57)		297		(1,305)
Other, net	(366)		(576)		210		(890)

Total	(5,847)	(2.1)	2,601	0.7	(8,448)	—	(4,745)	(0.8)

Income from continuing operations before income taxes	22,474	8.4	43,379	11.9	(20,905)	(48.2)	47,270	7.7

Income taxes	(6,495)	(2.5)	(11,164)	(3.1)	4,669	—	(12,475)	(2.0)
Equity in net loss of affiliated companies	(79)	(0.0)	(93)	(0.0)	14	—	(48)	(0.0)

Income from continuing operations	15,900	5.9	32,122	8.8	(16,222)	(50.5)	34,747	5.7
Loss from discontinued operations	(1,287)	(0.5)	(310)	(0.0)	(977)	—	(3,512)	(0.6)
Consolidated net income	14,613	5.4	31,812	8.8	(17,199)	(54.1)	31,235	5.1

Less: Net income attributable to noncontrolling interests	(825)	(0.3)	(3,972)	(1.1)	3,147	—	(2,882)	(0.5)

Net income attributable to Nidec Corporation	¥13,788	5.1	¥27,840	7.7	¥(14,052)	(50.5)	¥28,353	4.6

Notes:

1.	Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the six months ended September 30, 2009 and the fiscal year ended March 31, 2009 were reclassified retrospectively.

Therefore, “Information by Business Group”, “Sales by Geographic Segment” and “Sales by Region” in this report were also retrospectively reclassified.

2.	NIDEC adopted ASC 810, “Consolidation” as of April 1, 2009. Consolidated net income on the consolidated statements of income now includes the net loss (income) attributable to noncontrolling interests. Figures for the three months and six months ended September 30, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

2. Results for the three months ended September 30 (unaudited)

	Yen in millions
	Three months ended September 30				Increase or
					Decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥145,257	100.0	¥189,390	100.0	¥(44,133)	(23.3)
Cost of products sold	109,010	75.0	145,582	76.9	(36,572)	(25.1)
Selling, general and administrative expenses	12,050	8.3	14,177	7.5	(2,127)	(15.0)
Research and development expenses	6,160	4.3	7,242	3.8	(1,082)	(14.9)

Operating expenses	127,220	87.6	167,001	88.2	(39,781)	(23.8)

Operating income	18,037	12.4	22,389	11.8	(4,352)	(19.4)
Other income (expenses):
Interest and dividend income	176		636		(460)
Interest expenses	(189)		(343)		154
Foreign exchange loss, net	(4,653)		(2,118)		(2,535)
Gain (loss) from marketable securities, net	255		(33)		288
Other, net	98		(237)		335

Total	(4,313)	(3.0)	(2,095)	(1.1)	(2,218)	—

Income from continuing operations before income taxes	13,724	9.4	20,294	10.7	(6,570)	(32.4)

Income taxes	(4,011)	(2.7)	(5,274)	(2.8)	1,263	—
Equity in net income (loss) of affiliated companies	28	0.0	(35)	(0.0)	63	—

Income from continuing operations	9,741	6.7	14,985	7.9	(5,244)	(35.0)
Loss from discontinued operations	(1,193)	(0.8)	(392)	(0.2)	(801)	—
Consolidated net income	8,548	5.9	14,593	7.7	(6,045)	(41.4)

Less: Net income attributable to noncontrolling interests	(579)	(0.4)	(1,862)	(1.0)	1,283	—

Net income attributable to Nidec Corporation	¥7,969	5.5	¥12,731	6.7	¥(4,762)	(37.4)

<Quarterly financial data for the three months ended September 30, 2009 and June 30, 2009 (unaudited)>

	Yen in millions
	Three months ended
	September 30, 2009		June 30, 2009
	Amount	%	Amount	%
Net sales	¥145,257	100.0	¥123,486	100.0
Operating income	18,037	12.4	10,284	8.3
Income from continuing operations before income taxes	13,724	9.4	8,750	7.1
Income from continuing operations	9,741	6.7	6,159	5.0
Loss from discontinued operations	(1,193)	(0.8)	(94)	(0.1)
Consolidated net income	8,548	5.9	6,065	4.9
Net income attributable to Nidec Corporation	¥7,969	5.5	¥5,819	4.7

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
				Year ended
				March 31,
	Six months ended September 30		Increase or decrease	2009
	2009	2008
Cash flows from operating activities:
Consolidated net income	¥14,613	¥31,812	¥(17,199)	¥31,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,357	17,471	(2,114)	34,080
(Gain) loss from marketable securities, net	(240)	57	(297)	1,305
Loss on sales, disposal or impairment of property, plant and equipment	764	432	332	1,282
Equity in net losses of affiliated companies	79	94	(15)	48
Foreign currency adjustments	5,583	(1,884)	7,467	2,091
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(10,434)	(13,619)	3,185	38,041
Decrease (increase) in inventories	972	(7,470)	8,442	11,238
Increase (decrease) in notes and accounts payable	15,471	6,335	9,136	(46,469)
Other	5,477	2,514	2,963	(6,620)

Net cash provided by operating activities	47,642	35,742	11,900	66,231

Cash flows from investing activities:
Additions to property, plant and equipment	(13,726)	(21,730)	8,004	(38,501)
Proceeds from sales of property, plant and equipment	344	553	(209)	865
Acquisitions of business, net of cash acquired	(2,579)	(752)	(1,827)	(756)
Other	1,071	(2,914)	3,985	(4,981)

Net cash used in investing activities	(14,890)	(24,843)	9,953	(43,373)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(98,845)	14,360	(113,205)	153,934
Repayments of long-term debt	(867)	(1,036)	169	(2,067)
Redemption of corporate bonds	—	—	—	(26,412)
Purchases of treasury stock	(3)	(12)	9	(23,775)
Payments for additional investments in subsidiaries	(2,573)	(6,180)	3,607	(9,286)
Dividends paid to shareholders of Nidec Corporation	(4,179)	(4,348)	169	(8,699)
Dividends paid to noncontrolling interests	(629)	(1,070)	441	(2,205)
Other	14	—	14	384

Net cash (used in) provided by financing activities	(107,082)	1,714	(108,796)	81,874

Effect of exchange rate changes on cash and cash equivalents	(7,225)	774	(7,999)	(4,575)

Net (decrease) increase in cash and cash equivalents	(81,555)	13,387	(94,942)	100,157

Cash and cash equivalents at beginning of period	200,966	100,809	100,157	100,809

Cash and cash equivalents at end of period	¥119,411	¥114,196	¥5,215	¥200,966

Note: NIDEC adopted ASC 810, “Consolidation” as of April 1, 2009. Payments for additional investments in subsidiaries, which were previously classified as “Cash flows from investing activities” are now included as “Cash flows from financing activities”. Figures for the six months ended September 30, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

SUPPORT DOCUMENTATION (Six months ended September 30, 2009)
(1)Information by Business Group (unaudited)

	Yen in millions
	Six months ended September 30, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers.	¥158,401	¥31,831	¥16,898	¥49,278	¥12,335	¥268,743	¥-	¥268,743
Intersegment.	291	121	2,010	131	1,823	4,376	(4,376)	—

Total.	158,692	31,952	18,908	49,409	14,158	273,119	(4,376)	268,743
Operating expenses	132,589	32,811	18,291	45,886	13,342	242,919	(2,497)	240,422

Operating income (loss).	¥26,103	¥(859)	¥617	¥3,523	¥816	¥30,200	¥(1,879)	¥28,321

	Yen in millions
	Six months ended September 30, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers.	¥189,943	¥47,602	¥38,663	¥71,514	¥15,554	¥363,276	¥-	¥363,276
Intersegment.	1,343	188	4,826	214	2,697	9,268	(9,268)	—

Total.	191,286	47,790	43,489	71,728	18,251	372,544	(9,268)	363,276
Operating expenses	164,811	46,599	37,312	64,284	16,841	329,847	(7,349)	322,498

Operating income.	¥26,475	¥1,191	¥6,177	¥7,444	¥1,410	¥42,697	¥(1,919)	¥40,778

	Yen in millions
	Three months ended September 30, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers.	¥86,129	¥16,127	¥9,299	¥26,972	¥6,730	¥145,257	¥-	¥145,257
Intersegment.	172	70	1,159	59	934	2,394	(2,394)	—

Total.	86,301	16,197	10,458	27,031	7,664	147,651	(2,394)	145,257
Operating expenses	70,837	16,404	9,844	24,362	7,180	128,627	(1,407)	127,220

Operating income (loss).	¥15,464	¥(207)	¥614	¥2,669	¥484	¥19,024	¥(987)	¥18,037

	Yen in millions
	Three months ended September 30, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers.	¥102,268	¥21,982	¥20,989	¥36,114	¥8,037	¥189,390	¥-	¥189,390
Intersegment.	814	97	2,434	75	1,418	4,838	(4,838)	—

Total.	103,082	22,079	23,423	36,189	9,455	194,228	(4,838)	189,390
Operating expenses	88,243	21,842	20,099	32,126	8,589	170,899	(3,898)	167,001

Operating income.	¥14,839	¥237	¥3,324	¥4,063	¥866	¥23,329	¥(940)	¥22,389

Notes:
1. Business groups are classified based on similarities in product type, product attributes, and production and sales methods.
2. Major products of each business group:
(1)	Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2)	Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3)	Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4)	Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan.	¥113,030	42.1	¥174,506	48.1	¥(61,476)	(35.2)
U.S.A.	5,117	1.9	8,033	2.2	(2,916)	(36.3)
Singapore.	16,445	6.1	23,689	6.5	(7,244)	(30.6)
Thailand.	49,597	18.4	57,784	15.9	(8,187)	(14.2)
Philippines.	6,687	2.5	7,510	2.1	(823)	(11.0)
China.	59,675	22.2	64,048	17.6	(4,373)	(6.8)
Others.	18,192	6.8	27,706	7.6	(9,514)	(34.3)

Total.	¥268,743	100.0	¥363,276	100.0	¥(94,533)	(26.0)

	Yen in millions
	Three months ended September 30				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan	¥60,216	41.5	¥90,890	48.0	¥(30,674)	(33.7)
U.S.A.	2,683	1.8	3,746	2.0	(1,063)	(28.4)
Singapore	8,886	6.1	12,127	6.4	(3,241)	(26.7)
Thailand	27,137	18.7	31,083	16.4	(3,946)	(12.7)
Philippines	3,995	2.8	3,893	2.0	102	2.6
China	33,023	22.7	34,029	18.0	(1,006)	(3.0)
Others	9,317	6.4	13,622	7.2	(4,305)	(31.6)

Total	¥145,257	100.0	¥189,390	100.0	¥(44,133)	(23.3)

Notes:

1. The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

2.	The sales by our consolidated subsidiaries located in Hong Kong were reclassified from “Other” to “China” since this fiscal year. Figures for the six months ended September 30, 2008 were retrospectively reclassified.

(3)	Sales by Region (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America.	¥8,216	3.0	¥12,337	3.4	¥(4,121)	(33.4)
Asia.	174,388	64.9	216,937	59.7	(42,549)	(19.6)
Others.	15,822	5.9	25,109	6.9	(9,287)	(37.0)

Overseas sales total	198,426	73.8	254,383	70.0	(55,957)	(22.0)
Japan.	70,317	26.2	108,893	30.0	(38,576)	(35.4)

Consolidated total.	¥268,743	100.0	¥363,276	100.0	¥(94,533)	(26.0)

	Yen in millions
	Three months ended September 30				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America.	¥4,226	2.9	¥6,012	3.2	¥(1,786)	(29.7)
Asia.	95,114	65.5	116,694	61.6	(21,580)	(18.5)
Others.	8,304	5.7	11,965	6.3	(3,661)	(30.6)

Overseas sales total	107,644	74.1	134,671	71.1	(27,027)	(20.1)
Japan.	37,613	25.9	54,719	28.9	(17,106)	(31.3)

Consolidated total.	¥145,257	100.0	¥189,390	100.0	¥(44,133)	(23.3)

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

6. Special notes (unaudited)
(1) Summary of Consolidated Financial Performance

	Yen in millions
	(except for per share amounts)
	Six months ended			Three months ended			Year ended
	September 30		Inc or dec	September 30		Inc or dec	March 31
	2009	2008		2009	2008		2009
	(unaudited)			(unaudited)
Net sales	¥268,743	¥363,276	(26.0)%	¥145,257	¥189,390	(23.3)%
Operating income	28,321	40,778	(30.5)%	18,037	22,389	(19.4)%
Ratio of operating income to net sales	10.5%	11.2%		12.4%	11.8%
Income from continuing operations before income taxes	22,474	43,379	(48.2)%	13,724	20,294	(32.4)%
Ratio of income from continuing operations before income taxes to net sales	8.4%	11.9%		9.4%	10.7%
Net income attributable to Nidec Corporation	13,788	27,840	(50.5)%	7,969	12,731	(37.4)%
Ratio of net income attributable to Nidec Corporation to net sales	5.1%	7.7%		5.5%	6.7%
Net income attributable to Nidec Corporation stockholders per share-basic	¥98.99	¥192.06		¥57.21	¥87.82
Net income attributable to Nidec Corporation stockholders per share-diluted	¥98.99	¥186.56		¥57.21	¥85.30

Total assets	¥624,698	¥715,738					¥702,884
Nidec Corporation shareholders’ equity	300,616	341,565					297,148
Nidec Corporation shareholders’ equity to total assets	48.1%	47.7%					42.3%
Nidec Corporation shareholders’ equity per share	¥2,158.18	¥2,355.20					¥2,133.27

Net cash provided by operating activities	¥47,642	¥35,742					¥66,231
Net cash used in investing activities	(14,890)	(24,843)					(43,373)
Net cash (used in) provided by financing activities	(107,082)	1,714					81,874

Cash and cash equivalents at end of period	¥119,411	¥114,196					¥200,966

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	138
Number of affiliated companies accounted for under the equity method:	1

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from	Change from
	March 31, 2009	September 30, 2008
Number of companies newly consolidated:	8	9
Number of companies excluded from consolidation:	1	4
Number of companies newly accounted for by the equity method:	—	—
Number of companies excluded from accounting by the equity method:	2	2